Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

April 28, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  H. Christopher Owings

Re:           Crown Auto Holdings, Inc.
Registration Statement on Form S-1
Filed January 10, 2011
File No.: 333-171624

Dear Mr. Owings:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of February 8, 2011, by Lilyanna L. Peyser, Staff Attorney, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed January 10, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.
we note that you are registering the sale of 3,000,000 shares of common stock on behalf of your selling stockholders.  given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the market offering under Rule 415(a)(4) of Regulation C. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, if you disagree with our analysis, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  in your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our web-site.

In response to this comment, The Company believes that the sale of the securities registered on the Registration Statement by and on behalf of the selling stockholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and does not constitute an indirect primary offering by the Company.  Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement has been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

As provided in the Staff’s guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations Question 612.09, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company believes that facts strongly suggest that the Registration Statement is a secondary offering and not a primary offering.  The selling shareholders, who are all non-affiliates, have held their shares since May of 2010 - almost a year now and much longer than the six month holding period under Rule 144, which serves as a safe harbor from the Section 2(a)(11) definition of an “underwriter.”

The shareholders received their shares in exchange for cash to fund the company and they have no connection whatsoever to the Company other than as investors.  The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or transact any transaction in its securities.  As such, the selling stockholders are not acting as a conduit for the Company, and the Company believes the instant registered offering is properly suited as a secondary offering and not an indirect primary offering.

summary, page 5

2.
Please include here and elsewhere as appropriate information regarding Crown Auto, LLC. Please also clarify the date of your incorporation. There are references to your incorporation date as January 21, 1999 (e.g., page 27) as well as March 10, 2010 (e.g., page 5).

In response to this comment, the Company was incorporated on March 9, 2010 in Nevada.  The wholly-owned subsidiary of the Company, Crown Auto, Inc.,  was incorporated on January 21, 1999 in Utah.  The Company operates through this wholly-owned subsidiary.  The disclosure has been revised throughout to reflect this.

The offering, page 6

3.
 Please revise your disclosure here, on the prospectus cover page, in the Plan of Distribution, Determination of Offering Price, and Market for Common Equity sections, and elsewhere as appropriate, to clarify that to be quoted on the OTC Bulletin Board a market maker must file an application on your behalf in order to make a market for your common stock and that there is no guarantee you will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

In response to this comment, the Company revised the disclosure in the mentioned sections and otherwise to included the requested language.

4.	Please indicate that the selling shareholder’s determination of when and how to sell the shares will be in accordance with the methods and terms described in the “Plan of Distribution” section.

In response to this comment, the Company included the requested language.

5.
The amount of revenues and net income for the nine months ended September 30, 2010 shown in the Summary Financial Information does not agree with the amounts presented in your financial statements. Please revise.

In response to this comment, the Company revised the Summary Financial Information to include December 31, 2010 and 2009 financial information.

Risk Factors, page 7

6.	Please clarify whether there are currently any laws and regulations which would materially affect your business. If so, please add a risk factor.

In response to this comment, the Company does not believe there are any laws and regulations that would materially affect its business to warrant a risk factor.

7.	Please consider whether the loss of Mr. Katsanevas as an employee, director and officer poses a material risk to your business. If so, please add a risk factor.

In response to this comment, the Company included this risk within the risk factor having to do with hiring and retaining key personnel.

8.
It appears that you do not have independent directors, or separately standing audit, compensation or nominating committees. Please consider whether these facts pose a material risk to your business. If so, please add a risk factor.

In response to this comment, the Company has only one officer and director at the present time, and the expenses associated with expanding the board and creating committees is unnecessary at the Company’s current stage of development.  The Company does not believe that the absence of independent directors and committees poses a material risk to its business.

risks associated with our financial condition, page 7

“if we do not obtain additional financing…,” page 7

9.	you disclose that you had cash of $42,208 at September 30, 2010; however, this amount does not agree with the amount of cash at that date presented in your financial statements. Please revise.

In response to this comment, the Company included December 31, 2010 financials in the amended Registration Statement, and the new cash amount has likewise been updated.

“if general economic conditions change...,” page 8

10.
You state “[a]lso, worsening economic conditions may prompt the federal government into supporting another stimulus package, which might encourage consumers to purchase used vehicles, but not used ones.” Please correct this apparent inconsistency, or advise.

In response to this comment, the Company revised the disclosure to cure the inconsistency.

risks associated with management and control persons, page 10

“If we are unable to hire and retain key personnel, we may not be able to implement our business plan,” page 10

11.	This risk factor appears to be very general. Please disclose how this risk applies to your business.

In response to this comment, the Company revised this risk factor in relation to this comment and comment number 7.

Risks Related to Our Securities, page 13

12.	Please make it clear that your stock may not be followed by securities analysts.

In response to this comment, the Company has not indicated that it stock may be followed by securities analysts and does not believe that would be an appropriate risk factor to include.

13.	Please include a risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the share offering price.

In response to this comment, the Company included the requested risk factor.

Selling Shareholders, page 16

14.	Please indicate whether you filed a Form D in conjunction with the transaction that closed in May, 2010. If you did not file a Form D, provide the basis for your determination.

In response to this comment, the Company filed a Form D for the May 2010 offering.

15.	Please clarify the statement on page 16 that no selling shareholder has a relationship with you. We note that four of the selling shareholders have the same last name as your chief executive officer.

In response to this comment, the Company revised the disclosure to include the selling shareholders that are related to Mr. Jim Katsanevas, the Company’s officer and director.

Directors, Executive Officers, Promoters and Control Persons, page 19

16.	Please provide the disclosure required by Item 407(a) of Regulation S-K.

In response to this comment, the Company included the information required by Item 707(a) of Regulation S-K under Certain Relationships and Related Transactions.

Security Ownership of Certain Beneficial Owners and Management, page 20

17.	The table indicates that you do not have any “5% Shareholders,” however it appears that Mr. Katsanevas owns more than 5% of your outstanding common stock. Please revise accordingly.

In response to this comment, the Company revised the table to indicate that there are no 5% shareholders other than Mr. Katsanevas.

Description of Business, page 25

Business of Company, page 25

Used Vehicles, page 25
Affordability, page 26

18.	You refer here and elsewhere to CNW Marketing Research. Please provide a reference to the information you cite and indicate whether it is publicly available so that investors can refer to it.

In response to this comment, the Company included the citation for the information provided.

Our Products, page 27

19.	Please provide information here and elsewhere as appropriate regarding the financing portion of your business, including a discussion of any regulations to which you are subject.

In response to this comment, the Company renews their license annually with the Department of Financial Institutions.  Crown Auto is current until January 31, 2012.

Employees, page 31

20.	Please clarify whether you currently have more than one employee.

In response to this comment, the Company revised its disclosure to indicate that there are two full time employees, (the owner and office manager). We send all our reconditioning to outside mechanics. We have a wholesaler that buys cars for us and other dealers, but he is an independent contractor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three and Nine Months Ended September 30, 2010 and 2009, page 32

21.	Please correct the reference to $2102,045 in the second paragraph.

In response to this comment, the Company revised to include December 31, 2010 financials in the amended Registration Statement

22.	Please indicate here and elsewhere as appropriate whether the interest income was generated by your financing activities.

In response to this comment, the Company has revised the first paragraph under the Results of Operations to include the requested language.

23.	Please include here and elsewhere as appropriate information regarding the owner distributions and related party payable which are referenced in your financial statements.

In response to this comment, the Company included a description of the owner distributions and related party payable as requested..

24.	Please revise the second sentence under this heading to clarify that you generated $1,307,716 in revenue for the nine months ended September 30, 2010.

In response to this comment, the Company included December 31, 2010 financials in the amended Registration Statement and has removed the interim period statements.

25.
We note your disclosure that revenue for the three months ended September 30, 2010 increased over revenue for the three months ended September 30, 2009 and that revenue for the nine months ended September 30, 2010 declined from that recognized for the nine months ended September 30, 2009 primarily due to the expiration of the Federal Government’s “Cash for Clunkers” program that significantly reduced the supply of used cars available for resale. Please expand your disclosure to provide more information on how and why this program affected your revenues in a positive manner for the three months ended September 30, 2010 and in a negative manner for the nine months ended September 30, 2010.

In response to this comment, the Company has revised its disclosures pursuant to including the December 31, 2010 and 2009 audited statements in the amended S-1.

26.
Please revise your analysis of changes in revenue and cost of sales to explain whether there was any significant change in the number of vehicles sold during each period. As indicated in Item 303(a)(3)(iii) of Regulation S-K, your analysis should discuss the extent to which each of price and volume impacted your revenue and cost of sales. Please apply this comment to both your interim and annual analysis of results of operations.

In response to this comment, the Company included an analysis of the numbers of vehicles sold each year for periods presented.

27.
We note your disclosure that interest income increased for the nine month period ended September 30, 2010 over the nine month period ended September 30, 2009 because accounts receivable from car sales is higher due to increased sales in 2010. However, your revenues for the nine months ended September 30, 2010 are actually lower than revenues for the same period in 2009. Please revise your disclosure to more fully address the reason(s) for the increase in interest income.

In response to this comment, the disclosure has been restated for the new audit period presented.

Results of Operations for the Years Ended December 31, 2009 and 2008, page 33

28.
Please expand your discussion of your results of operations to more fully explain the reason(s) for the significant decrease in bad debt expense during your 2009 fiscal year compared to fiscal 2008. Please also expand your discussion to more fully explain the cost cutting measures you implemented which enabled you to reduce your general and administrative expenses by 59 percent in fiscal 2009. In addition to explaining why these decreases occurred, your discussion also should address whether you expect to be able to maintain this reduced level of expenses.

In response to this comment, the Company’s disclosure now addresses the changes between the December 31, 2010 and 2009 audited balances.

29.
You should revise your discussion about the changes in interest income to provide reasons for the changes rather than merely reciting the dollar amount of the change.  Refer to Item 303 of Regulation S-K and our Release No. 33-8350.

In response to this comment, the Company included the requested language.

Liquidity and Capital Resources, page 33

30.
We read that you are able to maintain in the short term on cash from your operations. The meaning of “short term” in this context is unclear. Please revise to clarify whether management believes that your cash flows from operations are sufficient to permit you to continue to operate for the next 12 months. If other sources of liquidity would be needed to continue your current level of operations, excluding any expansion of your business, please revise to clarify this.

In response to this comment, the Company revised the disclosure and removed short term and replaced it with 12 months.

31.
We note that you will require additional financing to expand your business operations. Please revise your disclosures to explain in more detail your plans to expand your business, the expected timing of each significant step in this expansion plan, and the expected cost of each significant step in this expansion plan. If you do not yet have specific detailed plans for your expansion, or you have not yet determined the timing or cost of these plans, please clearly disclose this to your investors.

In response to this comment, the Company has general information of the expansion, including the plan to increase inventory, staff, financing, and move locations, but is unable at the present time provide any more detail on those plans, the timing or cost.  The Company revised its disclosure accordingly.

Certain Relationships and Related Transactions, page 34

32.
Please include a description of the owner distributions and related party payable, identified in your financial statements, here or provide the basis for excluding them. To the extent any loan was evidenced by written agreement, please file it as an exhibit.  Refer to Item 601(b)(10) of Regulation S-K.

In response to this comment, the Company included the inadvertently omitted disclosure.  The loan is not evidenced by a written promissory note.

Executive Compensation, page 36

33.
Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 117.05 of the Division of Corporation Finance’s Regulation S-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to this comment, the Company payed Mr. Katsaneves a Base Salary of $50,000 for 2010.

34.	Please disclose whether you have an employment agreement in place with Mr. Katsanevas.

In response to this comment, the Company revised its disclosure to discuss Mr. Katsanevas’ compensation.  The Company does not have an employment agreement with Mr. Katsanevas.

Unaudited Interim Financial Statements as of September 30, 2010 and 2009, page F-1

General

35.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

In response to this comment, the Company included updated financials.

36.	Comments on the annual financial statements provided below also should be applied to the interim financial statements, to the extent applicable.

In response to this comment, the Company included December 31, 2010 and 2009 financials in the amended Registration Statement and removed the interim financial statements.

Consolidated Statements of Operations, page F-2

37.
It appears that you have not recognized any bad debt expense in your interim period financial statements. Considering that you recognized bad debt expense in your annual financial statements, and considering the disclosures elsewhere in your filing concerning customer defaults, it appears that bad debt expense is applicable to your interim periods. If you have recorded bad debt expense but have not presented it as a separate line item on the face of your statement of operations, please revise your footnotes to quantify your bad debt expense for each interim period and disclose which line item it is included in. If you have not recorded any bad debt expense, please explain to us in detail why you have not recorded bad debt expense and how this accounting complies with GAAP.

In response to this comment, the Company has included bad debt expense as a separate line item on the financial statements.

38.
Please tell us why the amount included in general and administrative expenses for the nine month period ended September 30, 2009 exceeds the amount of such expenses for the full year ended December 31, 2009.

In response to this comment, the interim statements are no longer included in this filing.

Consolidated Statements of Stockholders’ Equity, page F-3

39.
Please confirm to us, if true, that applicable Nevada and Utah laws pertaining to distributions in excess of retained earnings permitted you to make distributions to your owner at the time of the share exchange which resulted in the company having negative additional paid-in-capital and negative stockholders’ equity after such distributions were made.

In response to this comment, the Company confirms that applicable statutes have been reviewed and applied in this transaction.

Notes to Financial Statements, page F-5

Note 3 – Significant Events, page F-5

40.
We note your disclosure that during the interim period, Crown Auto, Inc. (CAI) was acquired by Crown Auto Holdings, Inc. through a share exchange transaction whereby you issued 5,000,000 shares of its common stock to the sole shareholder of CAI in exchange for all of CAI’s issued and outstanding common stock. Please confirm to us, if true, that at the time of the share exchange both of these previously separate entities were wholly-owned by the same individual; otherwise, provide us with the details regarding the ownership of each entity immediately prior to the share exchange which support your accounting. Please also confirm to us, if true, that at the time of the share exchange, Crown Auto Holdings, Inc. was a non-operating shell corporation; otherwise, tell us the exact nature of this entity’s operations at that time.

In response to this comment, the Company confirms that that at the time of share exchange both of these entities were wholly owned by the same individual and at that time Crown Auto Holdings, Inc. was a newly formed entity.  The Company was never a shell as defined by the Exchange Act of 1934.

41.
It appears that the share exchange was merely a legal reorganization with no change in ownership. Please tell us how you considered retroactively recasting your equity accounts and earnings per share to reflect this transaction in a manner similar to a stock split. Refer to SAB Topic 4:C. If you do not believe that retroactively recasting your historical financial statements is appropriate, please provide pro forma earnings per share somewhere appropriate in your filing to give effect to this transaction for all periods of financial statements presented. We believe that presenting your earnings per share on a comparable basis provides valuable information to your investors.

In response to this comment, the Company has retroactively recast the accounts and explained this under Note 3, Significant Events.

Note 4 – Payable-Related Parties, page F-5

42.
We note your disclosure that at the time of the share exchange the shareholder of CAI was issued a note payable for the amount of the undistributed retained earnings of CAI which equaled $605,000. We note that in your Consolidated Statements of Stockholders’ Equity, you have reflected an owner distribution of $726,512 during the nine months ended September 30, 2010. Please revise your disclosure to disclose the total distribution to the shareholder of CAI including amounts paid in cash and through the issuance of a note payable. Please disclose the amount of undistributed retained earnings distributed and the date of the distribution if different from the April 20, 2010 date of the share exchange.

In response to this comment, the Company revised disclosure in the financial statements and footnote 5, detailing distribution of cash and note and remaining balance.

Financial Statements for Fiscal Years Ended December 31, 2009 and 2008, page F-6

Report of Independent Registered Public Accounting Firm, page F-6

43.
Please have your independent accountants revise the apparent typographical error in the opinion paragraph of their report so that the opinion is on the financial position of Crow Auto, Inc. as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended rather than the year then ended.

In response to this comment, the Company has noted these changes in the current report for the years ended December 31, 2010 and 2009.

Statements of Operations, page F-8

44.
Since it appears that your financing activities are an integral part of your operations, please tell us why you have reported interest income from such activities as other income rather than as a component of operating income. We believe that companies with material financing activities should consider the guidance in Article 9 of Regulation S-X, where applicable, in addition to Article 5 of Regulation S-X, and provide financial statements that best reflect their specific business. Refer to SAB Topic 11:K.

In response to this comment, the Company has included interest income under the category of Revenue on the Statement of Operations for the periods presented.

45.	We read in Note 3 that you previously operated as an S Corporation. We also note your provision for income taxes during the quarter ended September 30, 2010. We have the following comments:

·	Please revise Note 3 to disclose the date your S election was terminated.
·
Please provide pro forma income tax and pro forma earnings per share information for all periods during which the company operated as an S Corporation, including any interim periods for which additional pro forma income taxes should be provided, on the face of your historical financial statements.

·	Please tell us how you complied with the guidance in SAB Topic 4:B.
·	In addition, please revise to provide all of the income tax disclosures required by ASC 740-10-50 and ASC 740-270, or explain to us in detail why these are not applicable.

In response to this comment, the Company made these disclosures in revised footnotes to the financial statements, Note 3 – Significant Events, Note 5 – Related Party Transactions and Note 6 - Income Taxes.  The retained earnings at the time of the S election termination were recorded to APIC as stipulated by SAB Topic 4:B.

Statements of Cash Flows, page F-10

46.
We note your presentation of bad debt expense on the face of your statements of operations. Please tell us where the change in bad debt expense is reflected within your statements of cash flows. Please revise to separately present bad debt expense and any other non-cash items as adjusting items when calculating cash flows from operating activities, or explain to us in detail how your current presentation complies with ASC 230-10-55-1.

In response to this comment, the Company has reflected bad debt expense in the statement of cash flows for the periods presented.

Note 2 – Significant Accounting Policies, page F-11

General

47.	Please provide footnote disclosures regarding the nature of costs included in cost of sales and also in general and administrative expenses.

In response to this comment, the Company made these disclosures in the footnotes under their respective headings under Significant Accounting Policies. .

48.
We note that your analysis of operations refers to advertising expense. Please disclose your accounting policy for advertising costs and quantify the amount of expense charged to the statement of operations for each period presented.

In response to this comment, the Company included this disclosure under the heading of Advertising and Marketing under Significant Accounting Policies.

Inventory, page F-11

49.
We note your disclosure on page 28 that you pursue an aggressive collections policy, repossessing vehicles after the expiration of a ten day grace period when customer payments are late. Please tell us the number of cars repossessed during each year and interim period. Please disclose how you account for repossessed automobiles including how you determined the cost assigned to repossessed automobiles returned to your inventory. Also tell us how you are complying with ASC 310-10-45-3.

In response to this comment, the Company included the requested disclosures under the heading of Inventory under Significant Accounting Policies.  Foreclosed and repossessed assets are used cars and therefore are returned to the Company’s used car inventory.  There is no distinction on the sales lot between a repossessd car and one that has not been repossessed.

Accounts Receivable and Vehicle Financing Receivables, page F-11

50.
Please tell us and disclose whether you charge any fees in connection with originating and/or processing your dealer financing transactions. If so, please explain how you account for any such fees along with the basis in GAAP for your accounting. Refer to ASC 310-20-05.

In response to this comment, the Company does not charge loan originating or processing fees.  This is disclosed under the heading of Installment loans Receivable under Significant Accounting Policies.

51.
Please revise to provide all disclosures required by ASC 310-10-50-6 and 50-7. If you do not believe that any of these disclosures are applicable to you, please explain this to us in reasonable detail.

In response to this comment, the Company’s policy for charging off uncollectible loans and the policy for determining past due or delinquency status is now disclosed under the heading of Installment Loans Receivable under Significant Accounting Policies.

52.
We note your disclosure that outstanding net receivable balances consist of principal and accrued interest balance. We also note your statement that the amount of accrued interest is immaterial to the total net balance. Please provide us with a breakdown of the amounts which represent principal amounts and the amounts which represent accrued interest at each balance sheet date.

In response to this comment, the Company has included in the footnotes the following disclosure regarding installment loans receivable under Significant Accounting Policies:

“Installment loan receivable balances consist of principle and accrued interest balances. Loans are written off against the Company’s estimated allowance when the vehicle is repossessed or when collection of payment and re-acquisition of the collateralized vehicle is determined to be improbable.

The below table shows the original principle balance and accrued interest comprising the ending balance of the Company’s installment loans receivable.”

	2010	2009
Principle	$168,679	$170,893
Accrued Interest	1,440	1,726
Allowance for Doubtful Accounts	(51,036)	(51,786)
Net Installment Loans Receivable	$119,083	$120,833

53.
Please tell us if the loans you provide customers are simple interest loans or precomputed loans, whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loans. If you provide precomputed loans, please tell us the method you use to apply proceeds received between principal and interest and how that application impacts your recognition of interest income, if at all. Please also disclose these matters to your investors.

In response to this comment, the Company has included the following disclosure under the heading of Installment Loans Receivable under Significant Accounting Policies:

“These car loan receivables are deemed simple interest loans with interest being computed on the outstanding principal balance.”

54.
Please provide the information regarding your financing activities required by Industry Guide 3, to the extent applicable. Please note that Industry Guide 3 is applicable to smaller reporting companies. Refer to SAB Topic 11:K.

In response to this comment, the Company has reviewed Industry Guide 3 and has included the required information in the modified disclosures included under the heading of Installment Loans Receivable under Significant Accounting Policies in the footnotes to the financial statements which are included in the amended S-1.

Revenue Recognition, page F-12

55.	Please expand to disclose your policy for recognizing revenue in transactions where the company provides dealer financing.

In response to this comment, the Company has disclosed its policy for recognizing revenue when providing financing under the heading of Revenue Recognition under Significant Accounting Policies.

Item 15. Recent Sales of Unregistered Securities, page 39

56.
With respect to the issuance of 5,000,000 shares of your common stock in connection with the share exchange, please disclose the exemption from registration that you relied upon and describe the facts that made the exemption available to you. In addition, please quantify the aggregate amount received in consideration for the 5,000,000 shares. Refer to Item 701 of Regulation S-K.

In response to this comment, the Company revised its disclosure to include the exemption and facts relied upon for the exemption.

Item 16. Exhibits, page 39

57.	Please file the share exchange agreement and any subscription agreement utilized in the May 2010 private placement as exhibits. Refer to Item 601(b) of Regulation S-K.

In response to this comment, the Company included the Share Exchange Agreement as an exhibit as requested.

Signatures, page 41

58.	Please confirm that the reference to Columbus, Ohio is correct or revise.

In response to this comment, the Company revised the disclosure to indicate Salt Lake City, UT

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas

Enclosure (Acknowledgment by the Company)